EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in millions, except ratios)

	Three Months Ended		Year Ended
	March 31		December 31
	2009	2008	2008	2007	2006	2005	2004
Income from continuing operations	$380	$1,848	$6,955	$5,153	$4,313	$4,912	$2,273
Add:
Adjusted income from equity investments (a)	(24)	(27)	(84)	(28)	(52)	(53)	(5)
	356	1,821	6,871	5,125	4,261	4,859	2,268
Add:
Provision for taxes on income (other than foreign oil and gas taxes)	50	541	2,213	1,577	1,545	632	891
Interest and debt expense	28	38	133	344	297	305	270
Portion of lease rentals representative of the interest factor	12	7	58	60	52	47	40
	90	586	2,404	1,981	1,894	984	1,201
Earnings before fixed charges	$446	$2,407	$9,275	$7,106	$6,155	$5,843	$3,469
Fixed charges
Interest and debt expense including capitalized interest	$54	$50	$201	$403	$352	$331	$285
Portion of lease rentals representative of the interest factor	12	7	58	60	52	47	40
Total fixed charges	$66	$57	$259	$463	$404	$378	$325
Ratio of earnings to fixed charges	6.76	42.23	35.81	15.35	15.24	15.46	10.67
(a)	Represents income from equity investments adjusted to reflect only dividends received.